Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com
DIRECT DIAL
212-735-2775
EMAIL ADDRESS
ZEV.wexler@SKADDEN.COM
September 19, 2011
VIA EDGAR
Ms. Laura E. Hatch
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Gabelli Global Utility & Income Trust (File Nos. 333-175701; 811-21529)
Dear Ms. Hatch:
     The Gabelli Global Utility & Income Trust (the “Fund”) has authorized us to make the following responses to the comments in your letter dated August 10, 2011 to its Registration Statement on Form N-2 (the “Registration Statement”). Your comments are set forth below and our response follows each respective comment in italics.

Response Letter
PROSPECTUS
Prospectus Summary
1.	It appears that the Fund may offer rights in this shelf registration statement. Please include an undertaking in Part C of the registration statement to file a post-effective amendment when such rights are subsequently offered. In addition, please include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act of 1933 in respect of any one or more offerings of the Fund’s common shares (including rights to purchase its common shares) below net asset value that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

The requested undertakings have been inserted into Part C.

2.	The Fund may issue auction rate preferred shares and notes in this shelf offering. Please prominently include, as applicable and in detail, the auction risk and significant liquidity risks in the “form of’ prospectus supplement. In addition, the prospectus should further clarify the liquidity risks if the notes are not traded.

We have added disclosure to the prospectus supplements, as applicable, regarding the auction risk of variable rate preferred shares and the liquidity risks of notes. We have also added disclosure regarding the liquidity risks of notes to the Risk Factors and Special Considerations section of the prospectus, under the heading “Our Notes.”

3.	Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Fund’s future issuances of securities. Please add appropriate disclosure.

Disclosure to this effect has been included in the Risk Factors and Special Considerations section of the prospectus, under the heading “Risk to Holders of Common Shares.”

4.	In your response letter, undertake to include in any prospectus supplement, as applicable, a description of the terms of any agreement that the Fund will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Fund undertakes to include in any prospectus supplement, as applicable (a) a description of the terms of any agreement that the Fund will have entered into with any underwriter pursuant to the offering described in such prospectus supplement, (b) a description of the nature of the services that the underwriter will provide thereunder, (c) a statement about whether any such fee payable to any underwriter thereunder is a one-time fee or whether it is payable annually, and further undertakes to file all such agreements as exhibits in a post-effective amendment to the Registration Statement.

5.	Under the heading “Investment Objectives and Policies,” the disclosure states, “The Fund may invest without limitation in securities of foreign issuers and will generally be invested in securities of issuers located in at least three countries, including the United States.” With “Global” in the Fund’s name, please disclose how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (e.g., at least 40% of the Fund’s assets would normally be invested outside the United States). See Investment Company Act Release No. 24828 (Jan. 17, 2001) at 11 n.42.

The prospectus has been revised to clarify that, under normal circumstances, at least 40% of the Fund’s net assets will be invested in foreign securities. The Fund will modify its investment portfolio to comply with this percentage requirement as soon as possible, but reserves the right to take until December 31, 2012 to be fully compliant with this percentage requirement.

6.	Under the heading “Investment Objectives and Policies,” the disclosure states, “Among the foreign securities in which the Fund may invest are those issued by companies in ‘emerging market’ countries, which are countries in the initial stages of their industrialization cycles.” This disclosure appears to be inconsistent with disclosure under the heading, “Foreign Securities Risk,” which states, “Typically, the Fund will not hold any foreign securities of emerging market issuers and, if it does, such securities will not comprise more than 10% of the Fund’s managed assets.” Please explain the apparent inconsistency.

The disclosure in the “Investment Objectives and Policies” section has been revised to state that “[t]ypically, the Fund will not hold any foreign securities of emerging market issuers and, if it does, such securities will not comprise more than 10% of the Fund’s managed assets.

7.	Under the heading “Dividends and Distributions,” please state that for each of the past three years a portion of the distributions has constituted a return of capital.
The disclosure has been revised accordingly.

8.	Many investors may not fully understand a return of capital. Please clarify in the prospectus that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield

The disclosure has been revised accordingly in the “Dividends and Distribution” section. The Fund does not intend to report a distribution yield.

9.	Under the heading “Use of Proceeds,” please state how long it will take for the Fund to use the net proceeds from the offering. In addition, since the use of proceeds section states that a portion of the proceeds may be used to pay distributions, please include such information in the use of proceeds section in the prospectus supplements.

The disclosure has been revised accordingly.

10.	Under the heading “Management and Fees” in previous filings, the Fund has stated that the investment adviser has voluntarily agreed, in the event the Fund issues senior securities, to a management fee waiver if the effective cost of the leverage for senior securities exceeds the total return (based on net asset value) on the Fund’s common shares. If the Fund has terminated such agreement, please disclose such information in the prospectus.

The disclosure has been revised accordingly.
Summary of Fund Expenses

11.	The offering also may include notes. If applicable please include the amount of any interest on borrowed funds for the issuance of any notes. In addition, please explain to the staff the assumptions used when determining the amount of leverage and associated costs included in the line items in the fee table.

The Fund does not intend to issue notes during the first year after the Registration Statement becomes effective, and therefore has not included estimated expenses from such an issuance in the Summary of Fund Expenses.

12.	We note the absence of the Acquired Fund Fees and Expenses line item from the Fund’s fee table. Please confirm to us in your response letter that the Fund did not make investments that trigger the need for applicable Acquired Fund Fees and Expenses disclosure.

There are no investments in Acquired Funds.

13.	All fees and expenses associated with the securities of the Fund must be appropriately presented in the fee table based on net assets attributable to common shares. Please explain in a footnote that this is because such expenses are ultimately paid by the Fund’s common stockholders. It should also be clear that offering expenses of the securities, if any, will also be borne directly or indirectly by the Fund’s common shareholders.

Per my conversation with you on August 26, 2011, no further disclosure is required as the Summary of Fund Expenses section already states that“[t]he purpose of the table above and the example below is to help you understand all fees and expenses that you, as a holder of common shares, would bear directly or indirectly.”
Regulatory Matters
14.	Please update the disclosure under this heading, as appropriate.

The disclosure has been revised.
Prospectus Supplements
15.	The prospectus supplements indicate that certain information is “to come.” Except for certain terms which the Fund is unable to currently provide, the prospectus supplements should contain such information prior to effectiveness. We may have further comments.

The disclosure has been revised accordingly.
Table of Fees and Expenses
16.	In the prospectus supplement for the Common Shares offering, please include the line item for “Dividends on Preferred Shares” in the Annual Expenses section of the fee table.

The disclosure has been revised accordingly.
GENERAL
17.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.

18.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.
* * * *
The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:
a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any further questions or concerns, please feel free to call me at (212) 735-2775 or Richard Prins at (212) 735-2790.

Sincerely, Zev Wexler